                                                       Filed with the Securities
                                                        and Exchange Commission
                                                           on August 29, 2001


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



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In the Matter of                                        INTERIM CERTIFICATE

Conectiv and Subsidiaries                                        OF

File No. 70-9499                                            NOTIFICATION

(Public Utility Holding Company
Act of 1935)                                            PURSUANT TO RULE 24

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This Certificate of Notification pursuant to Rule 24 (18 C.F.R. Section 250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form U-1 in the above File as previously amended by amendment No. 1 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.

         The following transactions have been completed during the period from April 1, 2001 to June 30, 2001:



         On June 26, 2001, the Board of Directors of Conectiv declared a Common Stock dividend of $18,085,362.90 and a Common Stock Class A dividend of $1,425,085.50 for total dividend payments of $19,510,448.40. As of June 30, 2001, accumulated retained earnings after accounting for the common dividends declared amounted to $178,488,000. Therefore, no action was undertaken pursuant to the Orders.



The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Orders issued by the Commission with respect thereto.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                                               CONECTIV
                                               ATLANTIC CITY ELECTRIC COMPANY
                                               DELMARVA POWER & LIGHT COMPANY


August 29, 2001                                /s/ Philip S. Reese
                                               -------------------
                                               Philip S. Reese
                                               Vice President and Treasurer